SO 8/22/03



03051780

7/31/03

UF 8-21-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

NITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 3 1 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winning Edge Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Puzo, Mortenson LLC.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 31 2003

DIVISION OF MARKET REGULATION

THE WINNING EDGE FINANCIAL GROUP, INC.

REPORT

DECEMBER 31, 2002

PUZO MORTENSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

TWO SHUNPIKE ROAD
MADISON, NJ, 07940

TEL (973) 822-1130
FAX (973) 822-1152

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Winning Edge Financial Group, Inc.
Clifton, New Jersey

We have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the Unitd States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2003

The Winning Edge Financial Group, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS:				
Cash	$	10,189		
Commissions receivable		6,917		
Securities held for investment (At estimated market value)		12,604		
Loan to officer		1,163		
Prepaid expenses		584		
Furniture and equipment (Net of $34,029 accumulated depreciation)		1,453		
TOTAL ASSETS			$	32,910
LIABILITIES:				
Accounts payable and accrued expenses	$	7,078		
Income taxes payable - current		400		
Income taxes payable - deferred		-		
TOTAL LIABILITIES			$	7,478
STOCKHOLDERS' EQUITY:				
Common stock - $1.00 par value, 1,000 shares authorized, issued and outstanding	$	1,000		
Paid in capital		22,500		
Retained earnings		1,932		
TOTAL STOCKHOLDERS' EQUITY			$	25,432
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	32,910

The Winning Edge Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2002

REVENUE:		
Commission and other income	$ 53,877	
Interest income	152	
TOTAL REVENUE		$ 54,029
EXPENSES:		
Salaries - officer	$ 15,600	
Payroll taxes	1,451	
Professional fees	1,750	
Insurance - buisiness and auto	4,882	
Licenses and regulatory fees	2,079	
Dues and subscriptions	381	
Depreciation	1,363	
Interest and bank charges	309	
Medical insurance	3,713	
Miscellaneous expenses	777	
Travel and entertainment	4,277	
Office expense and supplies	2,638	
Advertising	1,088	
Telephone	4,012	
Tax software and supplies	2,052	
Utilities	3,195	
Rent	12,000	
Auto expense	6,463	
Repairs and maintenance	1,098	
Pension and profit sharing expense	1,560	
Decrease in market value of investment	6,303	
TOTAL EXPENSES		$ 76,991
LOSS BEFORE PROVISION FOR INCOME TAXES		(22,962)
INCOME TAXES (BENEFIT) INCLUDING DEFERRED TAXES		(1,338)
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2001		$ (21,624)

The Winning Edge Financial Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
BALANCE - December 31, 2000	$ 1,000	$ 22,500	$ 23,556	$ 47,056
Net loss for the year			(21,624)	(21,624)
BALANCE - December 31, 2001	$ 1,000	$ 22,500	$ 1,932	$ 25,432

The Winning Edge Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

OPERATING ACTIVITIES:		
Net loss		(21,624)
Adjustments to reconcile net income to cash provided by operating activities: (Expenses not requiring cash)		
Depreciation	$ 1,363	
Decrease in market value of investment	6,303	
Change in assets and liabilities:		
Increase in accounts payable and accrued expenses	3,789	
Increase in current income taxes payable	260	
Decrease in income tax refund receivable	1,258	
Decrease in prepaid expenses	893	
Decrease in commissions receivable	1,281	
Increase in officer loan receivable	(1,163)	
Decrease in deferred income tax liabilities	(1,838)	
Total Adjustments		12,146
NET CASH - OPERATING ACTIVITIES		(9,478)
INVESTING ACTIVITIES:		-
FINANCING ACTIVITIES		-
NET INCREASE IN CASH FOR THE YEAR		(9,478)
CASH - BEGINNING OF YEAR		19,667
CASH - END OF YEAR		$ 10,189
Supplemental disclosures of cash flow information - cash paid during the year for: income taxes		
Income taxes		$ 340
Interest (finance charges)		$ 42

The Winning Edge Financial Group, Inc.
Schedule of Computation of Net Capital Pursuant to Rule 15(c)3-1
As of December 31, 2002

Schedule 1

Total stockholders' equity	$	25,432
DEDUCT: Total non-allowable assets		
Securities held for investment		(12,604)
Loan to officer		(1,163)
Prepaid expenses		(584)
Furniture and equipment		(1,453)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		9,628
LESS: HAIRCUTS		(204)
NET CAPITAL PURSUANT TO RULE 15(c)3-1 AS OF DECEMBER 31, 2001	$	9,832

RECONCILIATION OF ABOVE COMPUTATION WITH AMOUNT REPORTED BY THE COMPANY ON FOCUS PART II FOR DECEMBER 31, 2002:

Net capital as reported by the company	$	9,811
Audit adjustments:		
Prepayments and accruals- net		21
NET CAPITAL AS SHOWN ABOVE	$	9,832

The Winning Edge Financial Group, Inc.
Notes to Financial Statements
December 31, 2002

Note 1 – Summary of Significant Accounting Policies

A. Depreciation – The cost of office furniture and equipment is depreciated under the straight-line method over the useful life of the assets. Estimated useful life for office furniture and equipment is five years to seven years. For income tax purposes the Corporation has elected to expense the cost of certain acquisitions.

B. Revenue Recognition:

Income Earned from Investment Programs – Commissions earned are recognized at the closing of the transaction.

Note 2 – Net Capital Requirements

The Winning Edge Financial Group, Inc. is subject to the Securities Exchange Commission's net capital rule 15(c) 3-1. Under this rule, the required net capital shall be the greater of $ 5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2002, the Company had net capital of $9,832.

Note 3 – Computation of Aggregate Indebtedness

Total aggregate indebtedness as of December 31, 2002 was $7,478. The percentage of aggregate indebtedness to net capital as computed in Schedule 1 of this report is 76%.

Note 4 – Lease Commitments – Related Party Transactions

The Company leases its premises from a related party on a month-to-month basis. Rent expense for 2002 totaled $12,000.

Note 5 – Securities held for Investment

Securities held for investment at December 31, 2002 consisted of 1200 shares of and 300 warrants to purchase shares of the Nasdaq Stock Market, Inc. The cost investment, which was acquired in the year 2000 was $18,907. Market value at December 31, 2002 was not $12,604. A provision for the unrealized loss on investment in the amount of $ 6,303 is reflected in the financial statements.

Note 6 – Pension and Profit Sharing Expense

The Company instituted a defined contribution money purchase pension plan and a discretionary profit sharing plan during 2002. Plan expenses for 2002 totaled $1,560.

The Winning Edge Financial Group, Inc.
Notes to Financial Statements
December 31, 2002

Note 7 – Income Taxes

Income tax expense for 2002 consisted of the following:

	Current	Deferred	Total
Federal income taxes	$ 0	$ (414)	$ (414)
New Jersey income taxes	500	(1,424)	(924)
Total	$ 500	$ (1,838)	$(1,338)

The corporation has approximately $22,000 in available Federal operating net loss carryforwards as of December 31, 2002. No deferred asset value has been assigned to carryforwards in these financial statements, because the ability to apply them toward future profits is not assured.

THE WINNING EDGE FINANCIAL GROUP, INC.

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

PUZO MORTENSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

TWO SHUNPIKE ROAD
MADISON, NJ, 07940

TEL (973) 822-1130
FAX (973) 822-1152

REPORT ON INTERNAL CONTROL

To the Stockholders of
The Winning Edge Financial Group, Inc.
Clifton, New Jersey

In planning and performing our audit of the financial statements of The Wining Edge Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Winning Edge Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15(c)3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and to the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



February 28, 2003